[Reference Translation]
July 12, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

An Outside Assessment regarding Improvement of TMC’s Quality Assurance

Toyota Motor Corporation (“TMC”) hereby notifies that TMC received an assessment from outside experts regarding its quality-assurance review-and-improvement measures and that TMC has released the assessment today. Please see the attached press release for the details regarding the above.

July 12, 2010

TMC to Start Studying Outside Assessment of TMC’s Quality

Toyota City, Japan, July 12, 2010—Toyota Motor Corporation (TMC) announces it is to start studying an assessment—of TMC’s quality-assurance review-and-improvement measures—prepared by the Union of Japanese Scientists and Engineers (JUSE), which is a non-TMC-affiliated organization specializing in quality control, and four JUSE-recommended experts.

The assessment focuses on the measures adopted at the first meeting of TMC’s Special Committee for Global Quality, held on March 30, 2010 and chaired by TMC President Akio Toyoda.

At the second meeting of the Special Committee for Global Quality, which is scheduled for October, TMC plans to review the status of the quality-assurance-improvement measures it has undertaken, including those based on the assessment.

Outside Experts Recommended by the Union of Japanese Scientists and Engineers
Name	Title/Affiliation	Field of expertise
Hiroshi Osada	Professor, Graduate School of Innovation Management, Tokyo Institute of Technology	Quality control
Noriaki Kano	Professor Emeritus, Tokyo University of Science
Yasuo Kusakabe	Chairman, Automobile Journalist Association of Japan (AJAJ)	Auto industry
Yoshiko Miura	General Manager, Public Relations Division, Japan Consumer’s Association	Consumer advocacy

END

Appendix 1	Union of Japanese Scientists and Engineers

Quality Assurance at Toyota Motor Corporation:
Study Findings by a Panel of Independent Experts

Summary

This report presents the findings of our evaluation of measures at Toyota Motor Corporation (“Toyota”) for improving quality assurance and related communications activities. It comprises our evaluation of measures described in presentations by company representatives at the company’s Toyota City headquarters on April 26 and May 17, 2010. The presentations were by managers from pertinent divisions and described measures for preventing the recurrence of the kinds of quality issues that occurred at Toyota from late 2009 to March 2010. Those issues included floor mat interference with accelerator pedals, accelerator pedals that were slow to return to their non-depressed position, and a defect in the Prius braking system (ABS software program). Our evaluation encompassed proposed measures for improving internal and external communications in regard to product quality, as well as measures for preventing quality lapses.

1. Measures for preventing the recurrence of quality issues

We evaluated Toyota’s proposed measures for quality-related improvements in the work processes in the sequence from field-information gathering to recall decision-making, in after-sales service, in purchasing, and in product development. Measures are under way in the pertinent divisions at Toyota, we found, to improve quality assurance from a customer perspective. The measures described for us are convincing, and they promise to yield solid results if implemented as described.

Below is a list of measures described by Toyota representatives that we found especially promising.

•
Upgraded capabilities for gathering and analyzing customer-relationship information at overseas operations and for gleaning useful information from customer complaints submitted to the U.S. National Highway Traffic Safety Administration (NHTSA)

•
Expanded and upgraded networks of technical offices to respond more quickly in conducting onsite investigations of reports of serious quality issues (Toyota’s so-called SMART activities, an acronym for Swift Market Analysis and Response Team)

•
Unified design responsibility for crucial components, such as accelerator pedals, in single divisions (instead of spreading that responsibility across multiple divisions, as occurred formerly) and establishing an autonomous division to spearhead improvements in design quality, including measures for reflecting customer input in design standards

•	Customer First training centers established at five sites worldwide to cultivate quality assurance professionals and to ensure the retention of pertinent skills and technology across generations

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Union of Japanese Scientists and Engineers

Meanwhile, we request further improvements in the following respects in the future.

•
Analyzing each serious accident and each serious customer complaint thoroughly and translating the analytical findings into concrete measures for preventing the recurrence of the problems in question and for preventing the occurrence of similar problems

•
Collaboration between Toyota’s quality-related divisions and its Legal Division: employ information from the Legal Division in combination with customer-relationship information and NHTSA’s customer-complaints information in analyzing accidents

•	Developing and applying criteria for gauging the attainment of trainees at the Customer First training centers
•	Deploying even more field personnel than Toyota’s present plans call for and providing training to equip the field personnel to function effectively from a customer perspective
•	Developing and applying criteria for evaluating suppliers in regard to management expertise and implicit risk, as well as technical capabilities
•
Supplementing Toyota’s measures for obtaining input from third-party experts in so-called “design reviews based on failure mode” with measures for securing input from the company’s after-sales service people, who deal directly with customers; adopting measures to upgrade the management of design revisions from the standpoint of preventing quality issues

•	Stepping up training for dealers’ maintenance and repair personnel to prevent problems; for example, floor mat interference with accelerator pedals

2.	Measures for ensuring effective internal and external communication when serious quality issues have occurred

Toyota representatives described for us measures for improving the company’s crisis-management communication, both internal and external. Those measures are notably promising in regard to:
•	stepping up communication with the mass media and with other external audiences
•	mobilizing task forces under the leadership of executive vice presidents
•	establishing the BR (Business Reform) Communication Kaizen Department to spearhead improvements in communication, and
•	setting up the Special Committee for Global Quality and strengthening regional operations’ capabilities and authority for responding promptly to quality concerns.
However, ensuring lasting improvements in crisis-management communication will depend on accompanying the measures with workplace procedures and mechanisms for fulfilling their goals. Especially pressing is the need for establishing guidelines to steer crisis-management activity by the president and other members of senior management and for monitoring the effectiveness of those guidelines on a continuing basis. Also pressing is the need for bridging the culture gap between Japan and other nations in public relations activities and for strengthening Toyota’s locally based capabilities for handling media relations in each principal region.

END

Please refer to the following URL for the full report
http://www2.toyota.co.jp/en/news/10/07/0712b.pdf

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